Exhibit 1

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2

Interim Condensed Consolidated Statements of Operations	3

Interim Condensed Consolidated Statements of Cash Flows	4 - 5

Notes to Interim Condensed Consolidated Financial Statements	6 - 14

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2004	December 31, 2003

	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,926	$48,898
Short-term bank deposits	1,106	-
Trade receivables (net of allowance for doubtful accounts of $632 and $449 as of June 30, 2004 (unaudited) and December 31, 2003, respectively)	10,140	7,717
Other accounts receivables and prepaid expenses	3,441	2,972
Inventories (Note C)	7,476	4,667

Total current assets	61,089	64,254

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	50,605	50,270
Investment in affiliated company	522	491
Severance pay fund	3,755	3,618

Total long-term investments	54,882	54,379

PROPERTY AND EQUIPMENT, NET	6,308	4,564

INTANGIBLE ASSETS, NET (Note A)	3,893	1,013

GOODWILL (Notes A and D)	9,110	4,320

Total assets	$135,282	$128,530

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$6,232	$4,197
Other payables and accrued expenses	14,345	13,825

Total current liabilities	20,577	18,022

ACCRUED SEVERANCE PAY	4,146	3,990

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of June 30, 2004 (unaudited) and as of December 31, 2003; Issued - 42,334,638 as of June 30, 2004 (unaudited) and 41,727,734 as of December 31, 2003; Outstanding – 38,392,499 as of June 30, 2004 (unaudited) and 37,785,595 as of December 31, 2003	122	121
Additional paid-in capital	119,765	116,518
Treasury shares	(11,320)	(11,320)
Deferred stock compensation	(137)	(174)
Accumulated other comprehensive income	105	145
Retained earnings	2,024	1,228

Total shareholders’ equity	110,559	106,518

Total liabilities and shareholders’ equity	$135,282	$128,530

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

	Unaudited

Revenues (Note H)	$19,111	$10,456	$34,435	$18,884
Cost of revenues	8,044	4,817	14,577	8,552

Gross profit	11,067	5,639	19,858	10,332
Operating expenses:
Research and development, net	4,721	3,757	9,113	7,164
Selling and marketing	4,632	3,548	8,892	7,026
General and administrative	1,175	758	1,937	1,559

Total operating expenses	10,528	8,063	19,942	15,749

Operating income (loss)	539	(2,424)	(84)	(5,417)
Equity in losses of affiliated company	150	220	229	220
Financial income, net	494	455	1,153	907

Income (loss) before taxes on income	883	(2,189)	840	(4,730)
Taxes on income	44	-	44	-

Net income (loss)	$839	$(2,189)	$796	$(4,730)

Basic and diluted net earnings (loss) per share (Note F)	$0.02	$(0.06)	$0.02	$(0.13)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,

	2004	2003

	Unaudited

Cash flows from operating activities:
Net income (loss)	$796	$(4,730)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,468	1,072
Increase in accrued interest on long-term bank deposits and structured notes	(335)	-
Equity in losses of an affiliated company	229	220
Increase in accrued severance pay, net	19	132
Amortization of deferred stock compensation	37	-
Increase in trade receivables	(577)	(1,691)
Increase in other accounts receivable and prepaid expenses	(329)	(644)
Increase in inventories	(1,129)	(44)
Increase in trade payables	1,020	2,037
Decrease in other accounts payable and accrued expenses	769	(702)

Net cash provided by (used in) operating activities	1,968	(4,350)

Cash flows from investing activities:
Investment in an affiliated company	(260)	(310)
Purchase of property and equipment	(2,663)	(868)
Payment for acquisition of UAS (1)	(2,500)	(2,373)
Payment for acquisition of Ai-Logix (2)	(8,659)	-
Investment in long-term bank deposits and structured notes	(12,000)	-
Proceeds from sale of long-term bank deposits and structured notes	12,000	-
Investment in short-term bank deposits	(1,106)	-

Net cash used in investing activities	(15,188)	(3,551)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	3,248	627
Purchase of treasury shares	-	(215)

Net cash provided by financing activities	3,248	412

Decrease in cash and cash equivalents	(9,972)	(7,489)
Cash and cash equivalents at the beginning of the period	48,898	110,873

Cash and cash equivalents at the end of the period	$38,926	$103,384

The accompanying notes are an integral part of the financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,

		2004	2003

		Unaudited

(1)	Net fair value of assets acquired of UAS at the date of acquisition was as follows (See also Note A3a):
	Property and equipment	$-	$380
	Technology	-	1,173
	Goodwill	1,000	4,320

		1,000	5,873
	Less outstanding payment in respect of accrued liability	-	(3,500)
	Payment of accrued liability	1,500	-

		$2,500	$2,373

(2)	Net fair value of assets acquired and liabilities assumed of Ai-Logix at the date of acquisition was as follows (See also Note A3b):
	Working capital, net (excluding cash and cash equivalents)	$1,440
	Property and equipment	329
	Technology	3,100
	Goodwill	3,790

		$8,659

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE A:-	GENERAL

	1.	Business overview:

AudioCodes Ltd. (the “Company”) and its wholly owned subsidiaries AudioCodes Inc., AudioCodes Europe, AudioCodes National Inc. and Ai-Logix, Inc. (together the “Group”) design, develop and market technologies and products for enabling the transmission of voice over packet media, gateway technologies and systems for converged networks. The Group’s products are designed to enable new voice infrastructure to original equipment manufacturers, network equipment providers, systems integrators and distributors.

	2.	Basis of presentation:

The accompanying condensed consolidated balance sheet as of June 30, 2004, the condensed consolidated statements of operations for the three and six month periods ended June 30, 2004 and 2003, and the condensed consolidated statements of cash flows for the six month periods ended June 30, 2004 and 2003 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Group’s consolidated financial position as of June 30, 2004, its consolidated results of operations for the three and six month periods ended June 30, 2004 and 2003, and its consolidated cash flows for the six month periods ended June 30, 2004 and 2003. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2003.

	3.	Business combinations:

		a)	Acquisition of the Universal Audio Server business from Nortel Networks Limited:

On April 7, 2003, the Group purchased from Nortel Networks Limited (“Nortel”) selected assets of its Universal Audio Server business (“UAS”). As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertaken to act as an exclusive supplier to Nortel for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. The Group has undertaken to leverage the UAS product and technology in order to further enhance its media server products and increase related sales.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE A:-	GENERAL (Cont.)

The consideration for the transaction amounted to $5,500 in cash, of which: $2,000 was paid at the closing date, $2,000 was paid six months after the closing date, and $1,500 was paid twelve months after the closing date. Under the terms of the acquisition agreement (“the agreement”), the Group was also required to pay $1,000 as a contingent payment, upon Nortel completing product integration under the development agreement. In March 2004 both parties delivered their deliverables. As a result, the $1 million contingent payment was paid and recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards No. 141, “Business Combination” (“SFAS No. 141”).

The acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired based on their related fair values.

The results of the UAS operations have been included in the consolidated financial statements since the acquisition date.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the UAS business, were not material in relation to total consolidated revenues and net loss.

The Group has allocated the total acquisition cost of the UAS assets, as follows:

Property and equipment	$380
Technology (five years useful life)	1,173
Goodwill	5,320

Total assets acquired	$6,873

In accordance with the agreement, a contingent payment was determined to be payable to Nortel based on net orders for UAS products placed by Nortel over the 18 months period following the closing date in the maximum amount of $12,500. These contingent payments are not considered part of the acquisition cost and as accrued are offset against related revenues earned by the Group from orders by Nortel for each respective period. The Group periodically assesses the expected earn out payment, based on net sales from orders placed by Nortel. The Group accrued earn out payments in 2003 in the amount of $1,600, and for the six months ended June 30, 2004, in the amount of $2,338, which are included in other payables in their net amount. In May 2004, the Group paid Nortel $3,000 in cash as part payment of the said contingent payment. As of June 30, 2004, the remaining maximum contingent payment is in the aggregate amount of $9,500 and is payable in October 2004.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE A:-	GENERAL (Cont.)

	b)	Acquisition of Ai-Logix Inc.:

On May 12, 2004, the Group acquired all of the outstanding Common shares of Ai-Logix, Inc. (“Ai-Logix”), a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry. The Group has undertaken to apply Ai-Logix’s technology, strategic partnerships and customer base to expand its business into the call recording and computer telephony integration markets.

The Group paid $10 million in cash at the closing. An additional payment is required to be made in April 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004. This payment may be made, at the Group’s option, in cash or by issuance of AudioCodes Ltd.’s Ordinary shares. In the event that the Group elects to make this payment by issuing Ordinary shares, it will be required to register such shares for sale under the U.S. Securities Act of 1933.

Ai-Logix became a wholly owned subsidiary of AudioCodes Inc. and accordingly its results of operations have been included in the consolidated financial statements since the acquisition date.

This acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their related fair values.

The Group has allocated the total acquisition cost of Ai-Logix’s assets and liabilities, as follows:

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill	3,790

Total intangible assets acquired	6,890

Total tangible and intangible assets acquired	10,925

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$8,659

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE A:-	GENERAL (Cont.)

The allocation of the purchase price reflected in the June 30, 2004 condensed consolidated balance sheets is preliminary. The Group has arranged to obtain a valuation of Ai-Logix’s current assets, current liabilities, property and equipment and intangible assets. Management expects to obtain such completed report during the fourth quarter of 2004.

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition been consummated on January 1, 2004 and 2003, respectively, nor does it purport to represent the results of operations of the Group for any future period.

Pro forma results of operations for the indicated periods:

	Six months ended June 30,

	2004	2003

	In thousands, except per share data

	Unaudited

Revenues	$39,804	$24,694

Net income (loss)	$643	$(4,857)

Basic net earnings (loss) per share	$0.02	$(0.13)

Diluted net earnings (loss) per share	$0.02	$(0.13)

NOTE B:-	SIGNIFICANT ACCOUNTING POLICIES

	1.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	2.	Investment in an affiliated company:

Due to an increase of the Company’s ownership in an affiliated company during the second quarter of 2003, the investment is accounted for under the equity method, and previous results have been adjusted to record equity losses.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2003, based on management’s most recent analyses, no impairment losses have been identified.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE B:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment in affiliated company represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies Emerging Issues Task Force No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses” (EITF No. 99-10”). Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular investee security held by the investor.

NOTE C:-	INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “moving average cost” method.
Finished products - on the basis of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolesce. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

	June 30, 2004	December 31, 2003

	Unaudited

Raw material	$3,620	$2,515
Finished products	3,856	2,152

	$7,476	$4,667

NOTE D:-	GOODWILL

The Group has elected to perform its annual analysis of goodwill during the fourth quarter of the year. No indicators of impairment were identified during the six months ended June 30, 2004.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE E:-	ACCOUNTING FOR STOCK-BASED COMPENSATION

The Group has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”), in accounting for its employee stock option plans.  Under APB No. 25, when the exercise price of the AudioCodes Ltd.’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Group adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Group’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model and amortized over the vesting period with the following weighted average assumptions for the three and the six month periods ended June 30, 2004 and 2003:

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

	Unaudited

Risk free interest	3%	3%	3%	3%
Dividend yields	0	0	0	0
Expected volatility	1.04	1.08	1.04	1.08
Expected life of up to (in years)	4	4	4	4

Pro forma information under
SFAS No. 123 is as follows:

Net income (loss) as reported	$839	$(2,189)	$796	$(4,730)
Add:
Stock based compensation expenses determined under the intrinsic value based method included in reported net income (loss)	19	-	37	-
Deduct:
Total stock-based compensation expenses determined under the fair value based method for all awards	(1,404)	(2,437)	(2,790)	(4,573)

Pro forma net loss	$(546)	$(4,626)	$(1,957)	$(9,303)

Basic and diluted net earnings (loss) per share as reported	$0.02	$(0.06)	$0.02	$(0.13)

Pro forma basic and diluted net loss per share	$(0.01)	$(0.12)	$(0.05)	$(0.25)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE F:-	NET EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period.

Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with Statement of Financial Standards No. 128, “Earnings Per Share” (“SFAS No. 128”).

The total weighted average number of shares related to the outstanding stock options and warrants, excluded from the calculations of diluted net earnings (loss) per share, as their inclusion would have been anti-dilutive was 1,231,400 for the three months ended June 30, 2004, and 626,500 for the six months ended June 30, 2004. For the three and six month periods ended June 30, 2003, all outstanding stock options and warrants have been excluded from the calculation of diluted net loss per Ordinary share because all such securities are anti-dilutive for these periods.

The following table sets fourth the computation of basic and diluted net earnings (loss) per share (in thousands):

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

	Unaudited

Net income (loss)	$839	$(2,189)	$796	$(4,730)

Weighted average number of Ordinary shares outstanding during the period used to compute basic net earnings (loss) per share	38,356	37,398	38,203	37,370
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase Treasury Stock)	3,708	-	4,127	-

Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	42,064	37,398	42,330	37,370

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE G:-	COMPREHENSIVE INCOME (LOSS)

Total comprehensive income (loss) amounted to $1,037 and $756 for the three and six months ended June 30, 2004, respectively, and $(2,293) and $(4,802) for the three and six months ended June 30, 2003, respectively.

All differences form net income (loss) to total comprehensive income (loss) derived from unrealized gains and losses on forward contracts, net.

NOTE H:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment. The data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure About Segments of an Enterprise and Related Information” (“SFAS No. 131”). Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the three month and six month periods ended June 30, 2004 and 2003:

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

	Unaudited

Israel	$1,639	$820	$2,896	$1,803
Americas	12,466	5,860	21,616	9,984
Europe	2,043	1,150	4,138	2,206
Far East	2,963	2,626	5,785	4,891

	$19,111	$10,456	$34,435	$18,884

The following presents total long-lived assets as of June 30, 2004 and 2003:

	June 30, 2004	June 30, 2003

	Unaudited

Israel	$18,100	$9,946
U.S.A.	1,205	790
Europe	6	-

	$19,311	$10,736

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2004 and for the three month and six month periods ended June 30, 2004 and 2003, is unaudited)

NOTE H:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	b.	Major customers data as a percentage of total revenues:

	Three months ended June 30,				Six months ended June 30,

	2004		2003		2004		2003

	Unaudited

Customer A	23%		15%		20%		10%

Customer B	*	)	*	)	*	)	12%

*)	Less than 10% of total revenues.

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